Form C – Regulation Crowdfunding Offering Statement

SYNAPZ (AWAKE) FILMS LLC, a California Limited Liability Company
November 2025

Form C: Offering Statement

1. Cover Page / Issuer Information

Issuer: SYNAPZ (AWAKE) FILMS LLC
State of Formation: California
Date of Formation: August 1, 2025
Address: 1490 Jefferson Street Apt 202, San Francisco, CA 94123
Phone: (833) 927-3449
Website: The Issuer's ongoing reports required under Regulation Crowdfunding, including annual reports on Form C-AR, will be posted on the Issuer's website at **https://www.synapzfilms.com/investors** (or such successor page as the Issuer may designate). The Issuer's publicly accessible website, **https://www.synapzproductions.com**, is operated by an affiliated parent and brand entity, Synapz (Awake) Films Inc., and is used for marketing and informational purposes only. Posting of ongoing reports on the Issuer-designated website shall satisfy the Issuer's reporting obligations under Regulation Crowdfunding.
EIN: 41-2428696

Name of Intermediary through which the Offering is Conducted: CineBlock Films, LLC
CRD No.: 327971

SEC File No.: 007-00431

CIK No.: 0001979279
EIN of Intermediary: 93-1401898

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital, LLC

Compensation to Intermediary:
At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee equal to ten percent (10%) of the dollar amount raised in the Offering. The Intermediary will also receive securities equal to five percent (5%) of the total number of securities sold in the Offering.

2. Offering Information

Minimum Target Offering Amount: $50,000.00
Maximum Offering Amount: $124,000.00
Deadline: 60 days from live date
Securities Offered: Revenue Participation Units
Price per Security: $100.00

Oversubscriptions Permitted: No

If the sum of the investment commitments equals or exceeds the Minimum Target Offering Amount of $50,000.00 prior to the deadline, the Issuer may close the Offering and the escrowed funds will be released to the Issuer. If the Minimum Target Offering Amount is not reached by the deadline, no Securities will be sold, all investment commitments will be cancelled, and all committed funds will be returned to investors.

The Offering will automatically terminate once the Maximum Offering Amount of $124,000.00 has been reached, and no further investment commitments will be accepted.

The Offering is structured to permit completion of the Project at the Minimum Target Offering Amount, with increasing production quality, technical polish, and market readiness achieved as additional funds are raised up to the Maximum Offering Amount. The Issuer has designed its production plan to be scalable, such that the motion picture AWAKE can be completed at the minimum funding level as a fully realized but minimally polished version of the film, while higher funding levels allow the Issuer to enhance animation quality, reduce reliance on generative AI assets, improve cinematography, complete music and sound design, and increase the Project's commercial competitiveness.

All investors will receive identical Securities and economic rights regardless of the total amount raised, and the rights of investors under the Revenue Participation Agreement will not vary based on the funding tier achieved.

Security Description and Investor Returns

Revenue Participation Units. The Securities offered hereby are revenue participation units (the "Revenue Participation Units") issued pursuant to a Revenue Participation Agreement between the Issuer and each investor.

Minimum Investment. The minimum investment amount in the Offering is $100, which corresponds to the purchase of one (1) Revenue Participation Unit, unless otherwise permitted by the Intermediary in accordance with the Form C.

Participation Percentage. Each investor's participation percentage (the "Participation Percentage") will be calculated by dividing (i) the dollar amount of such investor's accepted investment commitment in the Offering by (ii) the aggregate dollar amount of all accepted investment commitments in the Offering (the "Total Accepted Offering Amount"). The Participation Percentage is determined based solely on accepted investment amounts and is not affected by any fees or expenses payable by the Issuer to the Intermediary or other third parties.

Revenue Definition. Investors are entitled to receive distributions derived from Gross Revenues, defined as all cash amounts actually received by the Issuer from the distribution, licensing, exhibition, broadcast, or other exploitation of the motion picture currently titled *AWAKE* (the "Project"), excluding only refunds, chargebacks, and amounts required to be returned to distributors or platforms.

Investor Return Cap. Investors collectively are entitled to receive 100% of Gross Revenues until each investor has received an amount equal to 125% of such investor's original investment, allocated in accordance with each investor's Participation Percentage (the "Recoupment Amount"). Once an investor has received the Recoupment Amount, such investor shall have no further right to receive revenues from the Project.

Payment Timing and Frequency. Distributions, if any, shall be calculated and paid on a quarterly basis, within ninety (90) days following the end of each calendar quarter in which Gross Revenues are received by the Issuer. Each distribution shall be accompanied by a good-faith revenue statement.

Termination of Revenue Participation. The Issuer's obligation to make further payments to investors shall automatically terminate once the Recoupment Amount has been paid in full to all investors. Investors shall have no ownership interest in the Issuer or the Project and shall not participate in revenues beyond the Recoupment Amount.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING

CONSENT FROM THEIR LOCAL REGULATOR , IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR (/Ticker/OR), WHETHER FOREIGN OR DOMESTIC.

Governing Agreement; Control. The Securities are issued pursuant to, and governed in all respects by, the Revenue Participation Agreement to be entered into between the Issuer and each investor (the "Revenue Participation Agreement"). This subsection and any accompanying term sheet are summaries only. In the event of any conflict or inconsistency between this Form C (including any summaries), any term sheet, and the Revenue Participation Agreement, the Revenue Participation Agreement shall control; provided, however, that nothing herein shall be construed to modify the disclosure obligations of the Issuer under Regulation Crowdfunding.

Term Sheet Non-Binding. Any term sheet provided in connection with this Offering is provided solely as a convenience to investors and does not form part of the contract between the Issuer and any investor. Investors should review the Revenue Participation Agreement in full before making an investment decision.

3. Risk Factors

An investment in the Securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with the other information contained in this Form C, before deciding to invest. The risks described below are not the only risks facing the Issuer or the Project. Additional risks not presently known or currently deemed immaterial may also impair the Issuer's business, operations, or ability to make payments to investors.

Reduced Production Quality at the Minimum Funding Level
If the Offering closes at or near the Minimum Target Offering Amount, the Issuer intends to complete the Project using a cost-constrained production approach that relies more heavily on automated and generative production techniques. While the Issuer believes this approach can result in a complete and coherent film, the Project may exhibit lower animation fidelity, fewer camera angles, reduced environmental detail, and less visual consistency than if higher funding levels are achieved. Investors should not assume that the version of the Project completed at the minimum funding level will be competitive with higher-budget animated features or commercially released studio films.

Reliance on Generative AI Tools at Lower Funding Levels
At lower funding levels, the Issuer intends to rely more heavily on generative AI tools for certain scenes, visual elements, or transitions. Such tools may introduce artifacts, inconsistencies, or visual limitations that could affect audience perception of quality. In addition, rapid changes in AI technology, licensing

policies, or platform availability could increase production costs or restrict the Issuer's ability to use such tools as anticipated.

Investor Returns Are Not Correlated to Production Budget

Investor returns are based solely on the Project's Gross Revenues and are not directly tied to the production budget achieved. A Project completed at the Minimum Target Offering Amount may perform better commercially than a higher-budget version, or vice versa. Investors should not assume that higher production spending necessarily increases the likelihood of recoupment or profitability.

Illiquidity and Transfer Restrictions

The Securities are being offered pursuant to Regulation Crowdfunding and are subject to statutory transfer restrictions. Investors generally may not transfer, resell, or otherwise dispose of the Securities for a period of one (1) year following issuance, except in limited circumstances permitted by law. There is no public market for the Securities, and no such market is expected to develop. Investors should be prepared to hold the Securities for an indefinite period and bear the risk of a total loss of their investment.

Speculative and High-Risk Investment

Investments in independent film projects are inherently speculative and involve substantial risk. The commercial success of a motion picture depends on numerous factors beyond the Issuer's control, including audience preferences, critical reception, timing of release, competition, and broader market conditions. There can be no assurance that the Project will generate any revenues or that investors will receive any return on their investment.

Limited Operating History

The Issuer is a recently formed special-purpose entity created to finance and produce the Project. The Issuer has a limited operating history upon which investors can evaluate performance. Past performance of affiliated entities or prior projects by the founders is not indicative of future results.

Revenue Participation Is Limited and Capped

The Securities do not represent equity interests in the Issuer. Investors are entitled only to a contractual right to receive a portion of Gross Revenues until they have received 125% of their original investment. Once that amount has been paid, investors will not receive any further revenues, regardless of the Project's long-term success or profitability. Investors will not participate in sequels, remakes, derivative works, or other future exploitation unless expressly agreed otherwise.

No Control, Voting, or Management Rights

Investors will have no voting rights, approval rights, or ability to influence the management or creative direction of the Issuer or the Project. All decisions regarding development, production, marketing, distribution, and exploitation of the Project will be made solely by the Issuer's management, whose interests may differ from those of investors.

Uncertainty of Revenue Timing and Amounts

If the Project generates revenues, such revenues may be irregular, delayed, or minimal. Independent film revenues often take years to materialize, if at all, and may be subject to deductions, payment delays, or disputes with distributors or platforms. There is no guarantee that any Gross Revenues will be sufficient to return investor capital or achieve the Recoupment Amount.

Distribution and Market Acceptance Risks

There is no guarantee that the Project will secure theatrical, streaming, broadcast, or other distribution. Even if distribution is obtained, the Project may not be marketed effectively or reach a meaningful audience. Independent films face significant competition from studio-backed productions and streaming platforms with greater financial and marketing resources.

Priority of Third-Party Participants

Industry-standard distribution arrangements often prioritize payments to distributors, sales agents, guild residuals, platform fees, and other third-party participants before revenues are remitted to the Issuer. As a result, Gross Revenues available for investor participation may be materially reduced.

Production and Completion Risks

The Project may not be completed on schedule or within budget. Delays or cost overruns may arise due to technical issues, weather, labor disputes, availability of cast or crew, equipment failures, or unforeseen events. Failure to complete the Project could result in a total loss of investor capital.

Investor Caps and Diversification

Regulation Crowdfunding allows investors to commit only limited amounts based on income and net worth. Investors may not be able to invest more even if they would prefer to do so. Investments should be considered as part of a diversified portfolio, and investors should not invest more than they can afford to lose.

Limited Disclosure and Reporting

Regulation Crowdfunding Issuers are not subject to the same disclosure requirements as public companies. Although annual reports (Form C-AR) are required, there is no guarantee of continued reporting if the issuer exits reporting obligations (e.g., through repurchase, dissolution, or IPO).

Reliance on Key Personnel

The success of the Project depends heavily on the continued involvement of the Issuer's founders and key creative and technical personnel. The loss, unavailability, or reduced involvement of such individuals could materially and adversely affect the Project and the Issuer's ability to generate revenues.

Intellectual Property and Legal Risks

Disputes may arise regarding intellectual property rights, including screenplay, music, visual assets, or technology used in production. Such disputes could delay distribution, increase costs, or prevent exploitation of the Project altogether. The Issuer must also comply with union, guild, and labor requirements, and failure to do so could result in penalties or litigation.

Technology and Virtual Production Risks

The Project relies on advanced virtual-production techniques, including real-time rendering and motion-capture workflows. While these technologies offer efficiencies, they also carry technical risks, including system failures, software limitations, and integration challenges, which could increase costs or impair production quality.

No Assurance of Additional Financing

The Offering proceeds may be insufficient to complete all aspects of the Project or to fully market and distribute it. The Issuer may need to secure additional financing, which may not be available on acceptable terms or at all. Failure to obtain additional funding could limit the Project's scope or commercial potential.

Economic, Industry, and Force Majeure Risks

Macroeconomic conditions, changes in consumer viewing behavior, labor strikes, pandemics, regulatory changes, or other force majeure events could delay production, restrict exhibition opportunities, or materially reduce revenues. Such events are unpredictable and may have lasting effects on the filmed entertainment industry.

Market Risks

The success of the film depends on public acceptance, which is unpredictable and subject to changing consumer tastes. Negative reviews, poor audience reception, or competition from other films released at the same time may adversely impact box office and ancillary revenues. Independent films are particularly vulnerable to shifts in distribution platforms (e.g., streaming consolidation, decline of theatrical releases).

Relationship to Governing Documents. The risks described in this section should be read together with the Revenue Participation Agreement and the term sheet included with this Offering. The Securities confer only the limited contractual rights expressly set forth in those documents, and investors should not rely on any summary or characterization of the Securities other than as provided therein.

4. Business Description

SYNAPZ (AWAKE) FILMS LLC is a California limited liability company formed on August 1, 2025.

Business Overview:
SYNAPZ (AWAKE) FILMS LLC was established to finance and produce the science-fiction feature

AWAKE through innovative virtual-production workflows that integrate motion-capture, real-time rendering, and AI-assisted post-production. The Company is managed by brothers **Andrew Palmer** and **Russell Palmer**, whose combined expertise bridges film direction, computer engineering, and artificial intelligence.

The Company serves as the U.S. production entity for **Synapz (Awake) Films Inc.,** a Canadian creative-technology enterprise founded by the Palmers. The parent company, through its predecessor Synapz Productions, has produced award-winning short and feature-length films, animated series, music projects, and published works. Prior productions include *Yuki vs. Panda* (animated series), *Turf Wars* (drama series pilot), and several independent festival selections.

AWAKE is the Company's flagship project, and embodies Synapz's mission to merge cinematic storytelling with emerging technologies. Built in Unreal Engine 5, the film leverages high-fidelity motion-capture and virtual environments to deliver theatrical-quality visuals at a fraction of traditional studio budgets. Through this model, Synapz aims to demonstrate that real-time filmmaking can enable sustainable, globally distributed content creation for the next generation of storytellers.

Products / Services:
 The Company develops, produces, and distributes filmed entertainment, including feature films, short-form content, and proof-of-concept virtual productions. It also intends to license production workflows, AI-enabled toolkits, and proprietary motion-capture data assets to third-party producers as the Synapz brand evolves.

Market Opportunity

The market for independently produced, high-concept science-fiction and virtual-production films continues to expand across both traditional and streaming distribution channels. Global consumer appetite for genre entertainment—particularly among audiences aged **18 to 44**—has grown steadily. Industry sources report increased streaming demand for science fiction over recent years.[1]

Comparable independent successes such as *The Creator* (2023), *I Am Mother* (2019), and *Prospect* (2018) have proven that mid-budget, concept-driven sci-fi projects can attract major streaming deals and international audiences without studio-level financing. These films achieved meaningful returns through strong visual identities and targeted digital campaigns—approaches that mirror Synapz's strategy for *AWAKE*.

With over **700 million** global streaming subscriptions and continued demand for fresh, high-quality genre content, distributors and platforms are actively seeking visually ambitious titles produced efficiently. The Company's proprietary workflow—combining Unreal Engine real-time rendering with motion-capture performance—positions *AWAKE* to compete directly in this emerging "premium-indie" segment.

By controlling production technology in-house and leveraging the founders' dual backgrounds in film and AI, Synapz (Awake) Films LLC aims to reduce costs, increase creative control, and capture downstream

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[1]https://www.parrotanalytics.com/insights/tv-audiences-are-watching-less-drama-more-fantasy/#:~:text=O ver%20this%20same%20period%2C%20fantasy,appeal%20to%20a%20wider%20audience.

value from sequels, derivative works, and licensing opportunities—meeting both investor expectations for scalability and audience demand for innovation in independent filmmaking.

5. Use of Proceeds

The Issuer has structured the Project using a tiered, milestone-based production model. The following funding levels represent the Issuer's good-faith intentions regarding how proceeds will be applied based on the total amount raised. Each tier builds cumulatively upon the prior tier. The actual allocation of funds may vary in the Issuer's reasonable discretion based on production needs, vendor availability, technological efficiencies, and market conditions.

Tier 1 – $50,000: MVP Completion Tier

At this funding level, the Issuer intends to complete a full 93-minute version of the film using a hybrid production workflow that integrates Unreal Engine virtual production, motion-capture assets, and generative AI tools. The Project will be complete and viewable, though with reduced animation polish and greater reliance on AI-generated footage.

The Issuer expects to:

- Prioritize completion of core narrative scenes and essential character performances.

- Utilize Unreal Engine workflows for key dialogue and story-critical scenes.

- Utilize generative AI tools for a substantial portion of atmospheric, abstract, or transition sequences.

- Make partial payments toward outstanding music and sound design obligations sufficient to deliver a basic score.

- Complete a functional edit of the film suitable for internal screenings, early marketing, and proof-of-concept demonstrations.

This tier is designed to ensure that the Issuer can deliver a complete motion picture even if no additional funds are raised.

Tier 2 – Approximately $75,000: Enhanced Consistency Tier

At this funding level, the Issuer intends to increase the proportion of scenes completed using Unreal Engine workflows and reduce reliance on AI-generated footage. The Issuer expects to:

- Expand animation polish and motion-capture retargeting quality.

- Increase the number of camera angles and coverage per scene.

- Improve background environments and secondary character animation.

- Make additional payments toward music and sound design to enhance emotional continuity and narrative cohesion.

This tier is intended to improve visual consistency and professional presentation.

Tier 3 – Approximately $100,000: Festival-Ready Tier

At this funding level, the Issuer intends to elevate the Project to a level suitable for festival submissions and distributor evaluation. The Issuer expects to:

- Complete the majority of scenes using Unreal Engine production methods.

- Add refined lighting, camera movement, and animation polish.

- Complete most remaining music and sound design obligations.

- Reduce generative AI use to primarily stylistic or surreal sequences that support the narrative themes.

This tier is intended to produce a visually cohesive, technically refined film.

Tier 4 – $124,000: Premium Production Tier

At the Maximum Offering Amount, the Issuer intends to produce a premium version of the film suitable for commercial distribution and platform acquisition discussions. The Issuer expects to:

- Complete final animation and rendering passes at higher resolution.

- Minimize generative AI usage to limited stylistic elements.

- Complete professional sound mixing, color grading, and post-production mastering.

- Engage recognized voice talent or enhanced performance capture for key roles, if feasible.

- Deliver a final master suitable for commercial licensing and distribution.

The table reflects estimated uses of gross proceeds from the Offering; certain third-party payment processing, escrow, and compliance-related costs may be paid from proceeds in addition to, or out of, the amounts shown.

Use of Proceeds Category	$50,000 (Minimum)	%	$75,000	%	$100,000	%	$124,000 (Maximum)	%
Intermediary Fees (10%)	$5,000	10%	$7,500	10%	$10,000	10%	$12,400	10%
Legal / Marketing / Closing Costs	$2,500	5%	$3,750	5%	$5,000	5%	$6,200	5%
Related-Party Debt Repayment (Parent Advances)	$10,000	20%	$20,000	26.7%	$30,000	30%	$49,600	40%
Production (Animation, Mocap, Rendering, Post)	$22,000	44%	$30,000	40%	$35,000	35%	$37,200	30%
Music / Sound Design	$4,000	8%	$6,000	8%	$8,000	8%	$9,000	7%
Marketing & Distribution Prep	$3,500	7%	$5,250	7%	$7,500	7.5%	$9,800	8%
Working Capital / Contingency	$3,000	6%	$2,500	3.3%	$4,500	4.5%	$6,000	4.8%
Total	$50,000	100%	$75,000	100%	$100,000	100%	$124,000	100%

Related-Party Debt Repayment. The Issuer's sole member, Synapz (Awake) Films Inc., has advanced $101,908.61 to or for the benefit of the Issuer in connection with development and early production expenses. The Issuer expects to use a portion of the gross proceeds of this Offering to repay such advances, up to the outstanding balance, with the actual amount repaid dependent on the total amount raised and the Issuer's then-current production and operating needs. Any repayment of related-party advances will be reflected in the Issuer's books and records and disclosed in the Issuer's ongoing reporting as required under Regulation Crowdfunding.

6. Management & Ownership

Name	Position	Principal Occupation / Responsibilities (Last 3 Years)
Andrew Palmer	Co-Manager / Producer	Founder, Synapz Productions (Canada); Director, Writer, Producer with DGC membership. Oversees creative and production operations for *AWAKE*.
Russell Palmer	Co-Manager / Technical Director	AI Engineer and Product Manager with experience at Microsoft and JPMorgan AI Lab. Leads technology and virtual production design.
Synapz (Awake) Films Inc. (Canada)	Sole Member / Parent Entity	Provides development capital, IP ownership, and corporate oversight.

Andrew Palmer, brings over 20 years of experience in film, music, and writing, with a track record spanning multi-million-dollar blockbusters to indie gems. As a veteran of the Directors Guild of Canada, Writers Guild of Canada and co-founder of Saga—a pioneering AI-powered storytelling platform—Andrew fuses deep industry insight with technological innovation, broadening opportunities for creators and setting Synapz apart as a leader in the Gen AI era.

Russell Palmer is a computer engineer and artificial-intelligence specialist with more than a decade of experience in applied machine learning, data architecture, and software product design. He began his career at **Microsoft**, where he contributed to large-scale systems integration and user-experience engineering, before joining **Viv Labs** (acquired by Samsung) to help develop conversational-AI platforms later integrated into Samsung's voice-assistant ecosystem. Most recently, he served as a senior AI product manager with **JPMorgan's AI Lab**, leading cross-disciplinary teams that implemented data-driven automation for enterprise-level applications.

At **Synapz (Awake) Films LLC**, Russell oversees all aspects of **virtual production, real-time rendering, and AI-enabled post-production** using his expertise to bridge engineering and storytelling to enable the company to deliver visually ambitious, cost-efficient film projects that redefine how independent films are made.

Ownership Structure: Synapz (Awake) Films Inc. – 100 % Membership Interest.
No other securities, options, or convertibles are outstanding.

7. Capitalization and Financial Information

Outstanding Equity: 100 membership units held by Synapz (Awake) Films Inc.
Outstanding Debt: $101,908.61 advanced by parent entity (interest-free, no maturity).
Cash on Hand: $0 as of Aug 5 2025.
Valuation: Price per unit $1.00; no independent appraisal.
Financial Statements: Self-certified per Reg CF rules and attached as Exhibit A.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding: during 2025, the founding member of the Issuer paid for expenses totaling $101,908.61 on behalf of the Issuer. These advances were made interest free, do not have a maturity date and are expected to be repaid in part from the proceeds of the Offering. The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Synapz (Awake) Films Inc.	100% Membership Interests	100%

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 5, 2025 the Issuer had an aggregate of $0 in cash and cash equivalents, leaving the Issuer with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Securities are Revenue Participation Units priced at $100.00 per unit. The price was determined by the Issuer and does not reflect an appraisal or valuation of the Issuer.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the Issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: during 2025, the Issuer's sole member, Synapz (Awake) Films Inc., paid for expenses totaling **$101,908.61** on behalf of the Issuer. These advances were made interest-free, do not have a maturity date, and are expected to be repaid from the proceeds of the Offering. Because the sole member is a related party, decisions regarding the timing and amount of repayment may create conflicts of interest.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. \

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification.

Ongoing Reporting

 Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. Once posted, the annual report may be found on the Issuer's website. The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law. Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Availability of Governing Documents

Copies of the Revenue Participation Agreement and the form of term sheet are filed as exhibits to this Form C and are available to prospective investors through the Intermediary's platform. The Issuer will provide copies of such documents to investors upon request prior to Closing.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Except as disclosed herein and in the exhibits, the Issuer has not entered into any material distribution or sales agency agreements for the Project as of the date of this Form C. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

SYNAPZ (AWAKE) FILMS LLC
 A California Limited Liability Company

By: /s/ Andrew Palmer
 Andrew Palmer, Manager / Chief Executive Officer

By:/s/ Russell Palmer

Russell Palmer, Manager / Technical Director

End of Form C – SYNAPZ (AWAKE) FILMS LLC

Exhibit Index

1. Exhibit A – Financial Statements (Self-Certified)

2. Exhibit B – Subscription Agreement, Revenue Participation Agreement and Term Sheet (Non-Binding Summary)

3. Exhibit C – Chain of Title